09056245

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Sagent Advisors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 24th floor
(No. and Street)

New York, (City) New York (State) 10171 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott D. Kaplan (212) 904-9477
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York, (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

SAGENT ADVISORS INC.
(SEC I.D. No. 8-66273)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Sagent Advisors Inc.

We have audited the accompanying statement of financial condition of Sagent Advisors Inc. (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2009

SAGENT ADVISORS INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
Cash and cash equivalents	$ 45,520,225
Accounts receivable, net of allowance of $127,170	1,414,030
Deferred income taxes	459,000
Security deposit	225,000
Property and equipment, net of accumulated depreciation and amortization of $988,305	320,921
Income taxes and other assets	4,870,597
Total assets	$ 52,809,773
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 7,716,966
Deferred revenue	349,119
Total liabilities	8,066,085
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY:	
Common stock, $0.01 par value, 12,000 shares authorized, 7,661 issued and outstanding	77
Additional paid-in capital (Note 6)	60,692,989
Accumulated deficit (Note 6)	(15,949,378)
Total stockholders' equity	44,743,688
Total liabilities and stockholders' equity	$ 52,809,773

See notes to statement of financial condition.

1. ORGANIZATION

Sagent Advisors Inc. ("Sagent" or the "Company"), a Delaware corporation, was incorporated on September 11, 2003. The Company's primary business is that of providing investment banking financial advisory services to clients in connection with mergers, acquisitions and other financial transactions. The Company may also act as an advisor in connection with corporate restructurings, as a placement agent in private placements of debt and equity securities, and as an underwriter of public securities. The Company's clients consist of public and private companies in a variety of industries as well as private equity firms. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and has been a registered broker-dealer since May 24, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Significant estimates made by management include the allowance for accounts receivable, accrual for employee incentive compensation, and other accrued expenses. Actual results could differ from these estimates.

Fair Value of Assets and Liabilities - The carrying value of financial assets and liabilities, including cash and cash equivalents, accounts receivable, prepaid and other assets, and accounts payable and accrued expenses approximates their fair value because of the short-term nature of these financial assets and liabilities .

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks, money market investments, short-term government bonds or Treasury bills which are held at three major U.S. financial institutions.

Allowance for Doubtful Accounts - The Company performs periodic credit evaluations of its client's financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, historical trends and other information. As of December 31, 2008, an allowance of $127,170 has been recorded.

Property and Equipment - Property and equipment consist of furniture, fixtures, equipment, leasehold improvements, and computer hardware and software which are stated at cost. Depreciation is computed using the straight-line method over the lesser of the estimated useful life or five years of the relevant furniture, fixtures and office equipment, and three years for computer hardware and software. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of improvement or the life of the lease. The cost of maintenance and repairs are charged to expenses as incurred.

The Company applies the provision of American Institute of Certified Public Accountants Statement of Position 98-1, "*Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,*" when costs are incurred in developing software. This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal use software development costs and are included in property and equipment in the accompanying statement of financial condition. The Company began amortizing certain capitalized computer software costs in 2005 when the related software was ready for its intended use.

Revenue Recognition - The Company recognizes revenues that are realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. Revenues include fees earned from providing merger and acquisition and other financial advisory services ("Advisory Fees") and fees earned from the private placement of securities ("Private Placement Fees"). Advisory Fees include retainers, which are recognized as earned over the period in which the related services are rendered, as well as success fees, which are due and recognized pursuant to the terms of each respective engagement. Private Placement Fees are recorded pursuant to the terms of each respective engagement and the income is reasonably determinable.

From time to time, the Company may generate other income, including referral fees and information services fees, pursuant to certain agreements. The Company recognizes referral and information services fees as other income as services are rendered and collection is assured.

Pursuant to the terms of specific engagement letters, the Company's clients may reimburse certain expenses incurred by the Company that are directly related to the execution of transactions. Expenses are reported net of such client expense reimbursements.

Deferred Revenues - Deferred revenues represent fees received from clients prior to services being rendered which are recognized on a straight-line basis as earned over the period in which the related services are rendered.

Share Based Compensation – The Company accounts for share based compensation in accordance with SFAS No. 123R, "*Share-Based Payment,*" which is a revision to SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS No. 123R"). SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in exchange for share-based payments. Under SFAS No. 123R (i) the cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award and (ii) share-based employee awards that require future service are amortized over the relevant service period or the employees' eligible retirement date, whichever is earlier.

Income Taxes - The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standard ("SFAS") No. 109, "*Accounting for Income Taxes.*" Deferred income taxes are recorded by applying enacted statutory tax rates to temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Recent Pronouncements - In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109*" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN No. 48 also provides guidance in

derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006.

In December 2008, the FASB issued FASB Staff Position FIN 48-3, *"Effective Date of FIN No. 48 for Nonpublic Enterprises,"* ("FSP FIN No. 48-3") which defers the effective date of FIN No. 48 for certain nonpublic enterprises for fiscal years beginning after December 15, 2008. The Company does not believe the adoption of FIN No. 48 will have a material impact, if any, on its financial statements. The Company evaluates uncertain tax provisions under SFAS No. 5, *"Accounting for Contingencies"*.

3. PROPERTY AND EQUIPMENT

As of December 31, 2008, property and equipment consist of the following:

Computer hardware and software	$ 954,533
Office equipment	216,019
Internal use software	83,968
Leasehold improvements	29,728
Furniture and fixtures	24,978
	1,309,226
Less: accumulated depreciation and amortization	988,305
	$ 320,921

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2008, accounts payable and accrued expenses consist of the following:

Accrued compensation and benefits	$ 6,949,817
Accounts payable and accrued expenses with related party (Note 7)	246,041
Accounts payable	81,657
Accrued professional fees	274,700
Deferred rent	60,951
Other	103,800
	$ 7,716,966

5. STOCKHOLDERS' EQUITY

Common Stock – On April 26, 2007, the Company amended its certificate of incorporation to increase the authorized number of shares of common stock by an additional 2,000 shares of common stock to 12,000 shares of common stock. As of December 31, 2008, there were 3,922 shares of common stock available for future issuance.

Restricted Stock Grants – During 2008 the Company granted 300 shares of restricted stock to six employees, which are being amortized over five years. These restricted shares vest in one-third increments three, four and five years after the grant date.

Sale of Common Stock – During 2008 the Company sold 40.363 shares of its common stock to a new employee for $246,214.

Re-purchase of Common Stock – During 2008 the Company re-purchased 292.804 shares of its common stock from a former employee for $441,548.

Minority Interest, Business Alliance and Services Agreement – On April 26, 2007, (the "Closing Date"), the Company entered into (i) a Stock Purchase Agreement with, and sold 1,705.443 shares of its common stock to, Daiwa America Corporation ("DAC") for $52,000,000, (ii) a Business Alliance with Daiwa Securities SMBC ("DSSMBC") and Daiwa Securities America ("DSA" and together with DSSMBC the "Daiwa Parties") and (iii) a Services Agreement with the Daiwa Parties (collectively, the "Transaction"). The purpose of the Business Alliance with DSSMBC is to increase cross-border investment banking opportunities for the Company, DSSMBC and its related parties, as well as their respective clients. In connection with the Services Agreement with DSA, the Company hired certain individuals on October 1, 2007, who had previously comprised DSA's New York based mergers and acquisition team.

6. MANAGEMENT EQUITY PLAN

Management Equity Plan – Pursuant to the Company's Management Equity Plan (the "MEP" or the "Plan"), which is intended to function as a vehicle to tie key employee's incentives to the success or failure of the Company by exposing them to the risks and rewards of ownership of the Company's stock, the Company may sell or grant shares of the Company's restricted common stock to certain employees. The Company's MEP is a "book value plan" as discussed in SFAS No. 123R. The MEP is administered by the Company's Board of Directors.

The MEP was amended at the time of the Transaction to provide for a reduction in the formula price of book value per share to be paid by the Company in connection with the Company's right to repurchase restricted common stock from an employee whose employment is terminated in certain situations. In any such situations arising prior to April 25, 2011, the purchase price to be paid by the Company in connection with the exercise by the Company of its repurchase rights would be the current book value minus $4,546 per share (which was the incremental book value created in connection with the Transaction).

Shares granted pursuant to the MEP are subject to certain vesting provisions and the Company recognizes non-cash compensation expense pursuant to SFAS No. 123R over the vesting period in connection with such grants.

As of December 31, 2008, four employees of the Company held rights to purchase in the aggregate, up to 416.628 shares of the Company's restricted stock pursuant to the Plan at the formula price of book value per share at the time of any such purchases.

7. RELATED PARTY TRANSACTIONS

Pursuant to the Transaction, the Company and the Daiwa Parties collaborate to service certain clients. In connection with any such collaboration, client billing responsibility is assigned to either the Company or the Daiwa Parties, which creates either a receivable or payable for the Company with the Daiwa Parties when client billings arise. Any such receivables or payables are generally settled when payment from the respective client is received. From time to time the Company provides training to employees of the Daiwa Parties, and the Daiwa Parties reimburse the Company for the costs associated with any such training. Pursuant to certain secondment agreements between the Company, the Daiwa Parties and certain Company employees, the Company is reimbursed by the Daiwa Parties for certain employee benefits and related administrative costs.

Accounts Receivable - Total receivables from the Daiwa Parties at December 31, 2008 related to client billings were $42,288 and were paid to the Company during January 2009.

Accounts Payable and Accrued Expenses - Total payables to the Daiwa Parties related to client billings at December 31, 2008 were $246,041

8. COMMITMENTS AND CONTINGENCIES

Operating Leases - In December 2003, the Company entered into a non-cancelable operating lease for its office space commencing on January 9, 2004, which expires on January 31, 2009. As of November 25, 2008 the expiration date of this lease was extended to January 31, 2010. As of December 31, 2008, the future minimum payments under this operating lease are as follows:

2009	$ 2,271,657
2010	195,231
	$ 2,466,888

Included in security deposit on the accompanying statement of financial condition is a $225,000 security deposit for the office lease.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at December 31, 2008.

9. INCOME TAXES

The significant components of the Company's deferred income tax asset at December 31, 2008, are as follows:

Business start-up and organization costs	$ 89,000
Deferred rent	44,000
Accrued compensation	171,000
Restricted Stock	132,000
Depreciation	23,000
	$ 459,000

Income taxes receivable of $4,435,197 is included in income taxes and other assets.

The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. The Company believes that it is more likely than not that all of the deferred tax asset will be realized against future taxable income and as such has not recorded a valuation allowance at December 31, 2008.

10. CONCENTRATIONS

Major Clients

The Company is subject to concentration of credit risk with respect to its accounts receivable. The Company had two clients that together account for 76% (55% and 21%, respectively) of its accounts receivable at December 31, 2008. The Company subsequently received payment from both clients satisfying in full such accounts receivable by February 2009.

Cash and Cash Equivalents and Security Deposit Concentrations

The Company maintains cash and cash equivalent balances, including a security deposit, with commercial banks. From time to time, the Company maintains cash and cash equivalents balances in excess of federally insured amounts. The Company performs periodic evaluations of the relative credit standing of this financial institution.

11. NET CAPITAL REQUIREMENT

The Company is subject to the Securities Exchange Commission ("SEC") Uniform Net Capital Rule Rule 15c3-1(a)(1)(ii) (the "Alternative Standard") which requires that the Company maintain minimum net capital, as defined, of $250,000 or 2 percent of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirements for Brokers and Dealers, whichever is greater. At December 31, 2008, the Company had net capital of $36,544,641, which was in excess of its statutory requirement by $36,294,641.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2009

Sagent Advisors Inc.
299 Park Avenue, 24th Floor
New York, NY 10171

In planning and performing our audit of the financial statements of Sagent Advisors Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debit items and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP